# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ABEONA THERAPEUTICS INC., CIK 0000318306
CUSIP: 00289Y206
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 6555 Carnegie Avenue, 4thFloor, Cleveland, Ohio (OH), 44103
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502725

## Reporting persons
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,618,462; sole dispositive power 0; shared dispositive power 2,618,462; aggregate amount beneficially owned 2,618,462 (5.09% of the class)

## Item 1. Issuer
Name of issuer: ABEONA THERAPEUTICS INC.
Address of issuer's principal executive offices: 6555 Carnegie Avenue, 4thFloor, Cleveland, OH, 44103

## Item 2. Person Filing
Name of person filing: NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, CT 06840
Citizenship: Nantahala is a Massachusetts limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 29, 2025, Nantahala may be deemed to be the beneficial owner of 2,618,462 Shares. The 2,618,462 Shares includes 179,832 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of securities.
Percent of class: As of September 29, 2025 each of the Reporting Persons may be deemed to be the beneficial owner of 5.09% of the total number of Shares outstanding, based on 51,278,539 shares outstanding received from the issuer on August 14, 2025 10-Q June 30, 2025 in addition to 179,832 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of securities.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,618,462
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,618,462

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer Nantahala Capital Management, LLC (10/06/2025)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Wilmot B. Harkey, Wilmot B. Harkey / Manager Nantahala Capital Management, LLC (10/06/2025)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Daniel Mack, Daniel Mack / Manager Nantahala Capital Management, LLC (10/06/2025)